John R. Beaver
Senior Vice President — Finance,
Chief Financial Officer
333 Clay Street, Suite 3600
Houston, Texas 77002
Phone: 713-654-9548 / Fax: 713-654-9552
August 8, 2008
VIA EDGAR AND FACSIMILE
Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	Sterling Chemicals, Inc. Registration Statement on Form S-4/A4 Filed Date July 21, 2008 File Number 333-145803
Dear Ms. Long:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated August 5, 2008. The responses are accompanied by an amendment to the above-captioned filing. We further state that we have updated our disclosures in the Form S-4 to include all pertinent information through the date of this letter.
Form S-4/A4
Recent Developments, page 39
     Comment:
1.	We note that in December 2007 BASF caused the shutdown of your phthalic anhydride (PA) unit and in May 2008 you entered into an amended production agreement with BASF. Please revise your disclosures herein and elsewhere throughout the document to clarify the impact the shutdown of your PA unit and the amended production agreement will have on your results of operations and cash flows. We note your disclosure on page 55 that the shutdown of your PA unit will not have a material adverse affect on your

Pamela A. Long
United States Securities and Exchange Commission
August 8, 2008

financial conditions or results of operations. Please provide clarifying information to support this statement, including a quantification of the cash flows and revenues attributed to the PA unit.
     Response:
We agree with the Staff’s comment and have added the below language to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” and “Industry Overview — Plasticizers”:
     “On May 27, 2008, we entered into our Amended Plasticizers Production Agreement with BASF, with an effective date of April 1, 2008. The Amended Plasticizers Production Agreement amends certain provisions of the Old Plasticizers Production Agreement. The Amended Plasticizers Production Agreement was entered into in connection with BASF’s nomination of zero pounds of PA under the Old Plasticizers Production Agreement in response to deteriorating market conditions which were not expected to improve over the next few years, causing the shutdown of our PA unit.
     The Amended Plasticizers Production Agreement relieves BASF of most of its obligations under the Old Plasticizers Production Agreement related to our PA manufacturing unit. BASF’s obligations under the Old Plasticizers Production Agreement related to our esters manufacturing unit were not affected by the Amended Plasticizers Production Agreement and are continuing in accordance with the same terms as existed under the Old Plasticizers Production Agreement. In exchange for being relieved of its obligations related to our PA manufacturing unit, BASF is required to pay us an aggregate amount of approximately $3.2 million, $3.0 million of which was paid in May 2008, and the balance of which is due and payable on or before August 15, 2008. However, we are obligated to refund 75% of this amount if we restart our PA manufacturing unit before January 1, 2009, 50% of this amount if we restart our PA manufacturing unit during 2009 and 25% of this amount if we restart our PA manufacturing unit during 2010. The $3.2 million represents the termination of BASF’s obligations under the Old Plasticizers Production Agreement with respect to the operation of our PA manufacturing unit, and will be recognized using the straight-line method over the restricted period of April 1, 2008 through December 31, 2010 under the Amended Plasticizers Production Agreement. During the first half of 2008, BASF is also required to pay us approximately $3.7 million for reimbursement of certain direct fixed and variable costs associated with the shutdown and decontamination of our PA manufacturing unit, which amounts are not subject to refund. All direct fixed and variable costs associated with the shutdown and decontamination of our PA unit have been incurred and expensed, and the $3.7 million in cost reimbursements, has been recognized as revenue in the first six months of 2008. The quarterly fixed periodic payments under the Old Plasticizers Production Agreement with respect to the operation of our PA and esters manufacturing units will not change, however the quarterly fixed

Pamela A. Long
United States Securities and Exchange Commission
August 8, 2008

periodic payments are now related to the operation of our esters manufacturing unit under the Amended Plasticizers Production Agreement.
     In addition, under the Amended Plasticizers Production Agreement, (i) the methods for calculating payments required to be made by BASF for achieving reductions in direct fixed and variable costs and (ii) BASF’s right to terminate the Amended Plasticizers Production Agreement in the event that direct fixed and variable costs exceed a specified threshold (unless we elect to cap BASF’s reimbursement obligations) have both been modified to exclude costs savings and direct fixed and variable costs pertaining to our PA manufacturing unit.
     After April 1, 2008, the Amended Plasticizers Production Agreement also removed all restrictions or rights BASF formerly had during the term of the Old Plasticizers Production Agreement with respect to our use or disposition of the PA manufacturing unit, including a limited purchase right, the right to request capacity increases and consultation rights regarding future capital expenditures with respect to our PA manufacturing unit.
     As a result of the Amended Plasticizers Production Agreement and subsequent permanent shutdown of our PA unit by BASF, our management determined that a triggering event, as defined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” had occurred and during the second quarter of 2008, we performed an asset impairment analysis on our PA manufacturing unit. We analyzed the undiscounted cash flow stream from our PA business over the remaining life of the PA manufacturing unit and compared it to the $6.6 million net book carrying value of our PA manufacturing unit. This analysis showed that the undiscounted projected cash flow stream from our PA business was less than the net book carrying value of our PA manufacturing unit. As a result, we performed a discounted cash flow analysis and subsequently concluded that our PA manufacturing unit was impaired and should be written down to zero. This write-down caused us to record an impairment of $6.6 million in June 2008.
     Other than the impairment discussed above, we do not believe the shutdown of our PA manufacturing unit will have a material adverse affect on our financial position, results of operations or cash flows as the required quarterly fixed periodic payments previously related to the PA manufacturing unit will continue throughout the original term of the contract, however they have been allocated to the operation of the esters manufacturing unit, and all decontamination and shutdown costs were reimbursed by BASF.”
     Additionally, we have referred to the “Recent Developments” section throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” wherever the PA shutdown was discussed and we have referred to the “Industry Overview — Plasticizers” section throughout “Business” wherever the PA shutdown was discussed.

Pamela A. Long
United States Securities and Exchange Commission
August 8, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Liquidity and Capital Resources, page 43
     Comment:
2.	We note that your disclosure on page 45 identifies the discontinued operations of your styrene business as the key factor driving the change in cash flows from operating activities for the year ended December 31, 2007 and quarter ended March 31, 2008. However, your disclosure does not provide insight or analysis into the current and future cash flows of your continuing operations (acetic acid and plasticizers segments). Please revise your liquidity analysis to discuss the cash flows associated with your continuing operations and your expectation of future cash flows. Refer to Section 501.03 of the Financial Reporting Codification.
     Response:
We agree with the Staff’s comments and have revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” to read as follows:
“As a result of our exit from the styrene business, we expect our future cash flows from operations to be significantly less volatile than previous years. We expect to have positive cash flows from continuing operations for the reasonably foreseeable future and we believe that our cash on hand and cash generated from continuing operations, along with credit available under our revolving credit facility, will be sufficient to meet our short-term and long-term liquidity needs for the reasonably foreseeable future.”
Experts, page 149
     Comment:
3.	Expand your disclosure to clarify that Grant Thornton LLP has taken responsibility for the retrospective adjustments to give effect to the presentation of the Company’s styrene operations as discontinued operations.
     Response:
We agree with the Staff’s comments and have included the below language in a third paragraph under “Experts”:

Pamela A. Long
United States Securities and Exchange Commission
August 8, 2008

“The retrospective adjustments to give effect to presentation of the Company’s styrene operations as discontinued operations as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, have been audited by Grant Thornton LLP, an independent registered public accounting firm. Such retrospective adjustments have been so included in reliance on the report of said firm given on their authority as experts in auditing and accounting.”
Note 16 — Restatement of Financial Information and Discontinued Operations Adjustments, page F-34
     Comment:
4.	We note that you have restated certain of your historical financial statements due to errors as well as adjusted your historical financial statement for discontinued operations. We further note that you have changed auditors and that your predecessor auditors audited the restated historical financial statements and your successor auditors audited the retrospective adjustments for the discontinued operations. Given these facts, please present separate footnotes to discuss and disclose your restatements from the retroactive adjustments for the discontinued operations.
     Response:
As discussed in our call with the Staff on August 6, we will not be presenting separate footnotes.
     Comment:
5.	The audit report of Grant Thornton on page F-66 indicates that they have audited the adjustments described in Notes 3 and 16 to the financial statements that were applied to revise the December 31, 2007, 2006 and 2005 financial statements to give effect to presentation of the Company’s styrene operations as discontinued operations. As such, please revise Note 16 to address the following:
•	The table does not appear to provide the required statement of operations adjustments to effect the discontinued operations adjustments for 2005.

•	You do not appear to provide a table presenting the required statement of operations adjustments to effect the discontinued operations for 2007.

•	You do not appear to provide a table presenting the required balance sheet adjustments related to the December 31, 2007 and December 31, 2006 balance sheets to effect the discontinued operations.

Pamela A. Long
United States Securities and Exchange Commission
August 8, 2008

     Response:
We agree with the Staff’s comments and have added Note 16 “Discontinued Operations Adjustments” to the March 31, 2008 consolidated financial statements to show the discontinued operations adjustments on the Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 and the Consolidated Balance Sheet as of December 31, 2007 and 2006.
For the Fiscal Quarter Ended March 31, 2008
     Comment:
6.	We note you have not consistently labeled the columns within the footnotes to your interim financial statements as audited or audited. For example, on pages 60 and 61 you denote the columnar information for 2007 are unaudited numbers but on pages 58 and 59 you do not provide such identification. Please revise your filing accordingly.
     Response:
We agree with the Staff’s comment and have correctly labeled the columnar information for 2007 as “unaudited” throughout the footnotes, where appropriate.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9548 or by fax at 713-654-9552.
Sincerely,
/s/ John R. Beaver
John R. Beaver
Senior Vice President — Finance,
Chief Financial Officer
Sterling Chemicals, Inc.

cc:	John V. Genova President and Chief Executive Officer Sterling Chemicals, Inc.

Carla Stucky Corporate Controller Sterling Chemicals, Inc.

Kenneth M. Hale Senior Vice President, General Counsel and Corporate Secretary Sterling Chemicals, Inc.